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As filed with the Securities and Exchange Commission on June 21, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

divine, inc.
(exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-4301991 (I.R.S. Employer Identification No.)

1301 NORTH ELSTON AVENUE
CHICAGO, ILLINOIS 60622
(773) 394-6600
(Name, address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

Jude M. Sullivan, Esq.
Senior Vice President, Secretary, and General Counsel
divine, inc.
1301 North Elston Avenue
Chicago, Illinois 60622
(773) 394-6600
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

D. Mark McMillan, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street
Chicago, Illinois 60602
(312) 372-1121

        Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A Common Stock, par value $0.001 per share, and associated rights to purchase Series A Junior Participating Preferred Stock(2)	160,775	$3.82	$614,161	$57

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices of divine's common stock as reported on the Nasdaq National Market on June 17, 2002
(2)
Each share of divine class A common stock is accompanied by 25 series A junior participating preferred stock purchase rights that trade with the divine common stock. The value attributed to those rights, if any, is reflected in the market price of the divine common stock. Prior to the occurrence of certain events, none of which has occurred as of this date, the rights will not be exercisable or evidenced separately from the divine common stock.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 21, 2002

PROSPECTUS

160,775 Shares

divine, inc.

Class A Common Stock

        This prospectus covers 160,775 shares of our common stock that may be offered and sold from time to time by the stockholders identified in this prospectus directly or through brokers, dealers, underwriters, or agents designated from time to time. See "Plan of Distribution." None of our directors or executive officers is selling shares in this offering, and neither they nor we will receive any proceeds from the sale of the shares.

        We have agreed to bear all expenses of registration of our common stock offered by this prospectus under federal and state securities laws.

        Our common stock is listed on the Nasdaq National Market under the symbol "DVIN" except for the period from May 29, 2002 through June 25, 2002, our common stock is listed under the symbol "DVIND" as a result of the 1-for-25 reverse stock split we implemented on May 29, 2002. On June 17, 2002, the closing price of our common stock as reported on the Nasdaq National Market was $3.74 per share. Each reference in this prospectus to the price of our common stock and to a number of shares of our common stock has been adjusted to reflect the reverse stock split. See "Recent Developments—Reverse Stock Split" on page 20.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                        , 2002

        You should rely only on the information contained or incorporated by reference in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations, and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the SEC's regional office at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

        This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The registration statement contains more information about us and our class A common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

        The divine name and logo and the names of our products are trademarks or registered trademarks of divine, inc. This prospectus also includes trademarks of other companies.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below, and all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase shares of our class A common stock. Any of the following risks could materially adversely affect our business, financial condition, or operating results and could negatively impact the value of your investment. All references in this prospectus to our common stock are references to our class A common stock and associated preferred stock purchase rights.

We have incurred significant losses in the past, and we expect to incur additional losses in the future.

        We incurred net losses of approximately $9,407,000 for the period from inception on May 7, 1999 through December 31, 1999, aproximately $470,319,000 for the year ended December 31, 2000, approximately $369,824,000 for the year ended December 31, 2001, and approximately $70,896,000 for the three month period ended March 31, 2002. The majority of these losses in 1999 and 2000 were related to the consolidated operations of our associated companies and charges we took to reduce the carrying values of these associated companies. The majority of our losses in 2001 and the first three months of 2002, however, were related to the operation of our business and our operation of businesses we have acquired, and we do not expect to be profitable until at least the fourth quarter of this year. In addition, changes to our business strategy, operating plans, and product lines, and any restructuring activity, may cause us to incur additional expenses. Our financial results also will be affected by our operation of businesses that we may acquire in the future, some of which may have incurred substantial losses.

        Our operating plan depends on us achieving significant increases in revenue and cash receipts and significant decreases in expenses. There is a substantial risk, however, that our revenue and cash receipts will not grow at a sufficient rate, and that we will not be able to reduce our expenses to keep them in line with our revenue. If we are unable to meet our revenue and expense management goals, we will need to significantly reduce our workforce, sell certain of our assets, enter into strategic relationships or business combinations, discontinue some or all of our operations, or take other similar restructuring actions. While we expect that these actions would result in a reduction of recurring costs, they also may result in a reduction of recurring revenues and cash receipts. It is also likely that we would incur substantial non-recurring costs to implement one or more of these restructuring actions.

Our liquidity is limited.

        We have never generated positive cash flows from operations and our current liquidity and capital resources are limited. In the second quarter of 2002, we implemented a salary reduction program for employees and received approximately $22.9 million in the first of two rounds of a $61.6 million private placement of our series B convertible preferred stock in order to help address these limitations. We expect that the private placement and our pending merger with Viant Corporation will significantly contribute to our ability to satisfy our current liquidity needs. If we do not receive the additional $38.7 million in the second round of the private placement and complete the merger with Viant, each of which are subject to numerous closing conditions, we may need to pursue additional alternative means of addressing our current liquidity needs. We may not be able to do this on a timely basis. Our ability to obtain additional financing may be limited by the terms of our series B convertible preferred stock. Even if we do complete the merger with Viant, we may not realize the benefits the merger with Viant is expected to bring to our balance sheet and cash position if:

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  our rate and Viant's rate of cash consumption are not reduced;

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  our contingencies or commitments, and/or those of Viant are greater than expected; or

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  integration costs incurred as a result of the merger with Viant are greater than expected.

If our common stock is delisted from the Nasdaq National Market, the liquidity, visibility, and price of our common stock may decrease, and Viant Corporation could terminate its merger agreement with us.

        On May 16, 2002, we received a Nasdaq Staff Determination letter, indicating that our common stock failed to comply with the $1.00 minimum bid price requirement for continued listing on Nasdaq set forth in Nasdaq Marketplace Rule 4310(c)(4), and that our common stock was therefore subject to delisting from Nasdaq. As a means of satisfying the Nasdaq minimum bid price requirement, our board of directors proposed a reverse stock split, which our stockholders approved during our annual meeting on May 21, 2002 and which we implemented on May 29, 2002. See "Recent Developments—Reverse Stock Split." Subsequent to the reverse stock split, we have received confirmation from the Nasdaq Listing Qualifications department that our common stock satisfies the minimum bid requirement and all other requirements for continued listing on the Nasdaq National Market. There can be no assurance, however, that our common stock will comply with the listing requirements of Nasdaq in the future or that our common stock will not be delisted from Nasdaq for other reasons.

        If our common stock is delisted from the Nasdaq National Market in the future, we would be forced to list our common stock on the Nasdaq SmallCap Market, OTC Bulletin Board, or some other quotation medium, depending upon our ability to meet the specific listing requirements of those quotation systems. If we are forced to list our common stock on an alternative quotation system, an investor might find it more difficult to buy and sell, or to obtain accurate price quotations for, shares of our common stock. This lack of visibility and liquidity could further decrease the price of our common stock. In addition, delisting from the Nasdaq National Market might negatively impact our reputation and, as a consequence, our business.

        If we fail to use our reasonable efforts to cause our common stock to meet the continued listing criteria of the Nasdaq National Market, Viant Corporation may terminate its merger agreement with us and collect a termination fee of $2,680,000 from us. See "Recent Developments—Viant Acquisition"

We have been in business for only three years, have little operating history, and have a new business strategy that may continue to change, which makes it difficult to evaluate our business.

        We were formed in May 1999 and began operations as an Internet holding company engaged in business-to-business e-commerce through a community of associated companies. We announced a new strategy to focus on enterprise Web solutions in February 2001. Because we have only been operating under this new business strategy for just over one year, there is limited data upon which you can evaluate our prospects. As we continue to analyze business plans and internal operations in light of market developments, we may decide to make further substantial changes in our business plan and organization. These changes in business strategy may include moving into areas in which we have little or no experience. Furthermore, our future business strategy will depend on our ability to successfully acquire and integrate other businesses as we continue to seek to expand our portfolio of products and services. We are, and will remain for the foreseeable future, subject to risks, expenses, and uncertainties frequently encountered by young companies, and it will continue to be difficult to evaluate our business and its likelihood of success.

Our overall performance and quarterly operating results may fluctuate and will be affected by the revenues and expenses generated from the products and services of businesses we acquire and will be affected by fluctuations in the sales of these products and services.

        We expect the revenues of businesses we acquire to comprise a significant portion of our revenues in the future. In particular, we expect the revenues of RoweCom Inc., a provider of knowledge resources that we acquired in November 2001, to represent a significant portion of our revenues. Fluctuations in the revenues generated from our offering of customer interaction management ("CIM") solutions, content management, knowledge resources, and professional services will likely impact our overall performance, and risks relating to our CIM solutions, content management, knowledge resources, and professional services may affect our success as a whole.

        Moreover, our revenues and results of operations have varied substantially from quarter to quarter. We expect large fluctuations in our future quarterly operating results due to a number of factors, including:

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  the completion of acquisitions and the increased revenues and expenses associated with the acquired businesses;

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  the success of, and costs associated with, acquisitions, joint ventures, or other strategic relationships;

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  losses or charges incurred by associated companies that may include significant write-downs, write-offs, and impairment charges;

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  the level of product and price competition;

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  the length of our sales and implementation processes;

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  the size and timing of individual transactions;

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  seasonal trends;

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  the mix of products and services sold;

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  software defects and other product quality problems;

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  the timing of new product introductions and enhancements by us and our competitors;

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  customer order deferrals in anticipation of enhancements or new products to be offered by us and our competitors;

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  changes in foreign currency exchange rates;

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  customers' fiscal constraints; and

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  general economic conditions.

        Because RoweCom's cash flow is seasonal in nature, RoweCom periodically will have to rely on financing from us and third parties to support its working capital needs. RoweCom has an established practice of paying publishers 30 to 60 days before receipt of its customers' funds. Consequently, RoweCom will make substantial expenditures in the fourth quarter of each year, while receiving the majority of its cash receipts relating to those purchases late in the first quarter of the following year. Given these seasonal cash flow imbalances, if RoweCom has an unexpected demand for liquid capital, and we are unable to provide financing or RoweCom cannot obtain financing from third parties on commercially reasonable terms, or at all, when needed, it could have a material adverse effect on our future results of operations and financial condition.

If we do not successfully implement our acquisition strategy or address the risks associated with acquisitions, our growth and ability to compete may be impaired.

        Our business strategy includes the acquisition of other businesses that are complementary to ours, including other providers of enterprise software products, professional services, or managed applications. We may not be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisitions, or successfully integrate any acquired businesses into our operations. Acquisitions, including our recently completed acquisitions of eshare communications, Inc., Open Market, Inc., RoweCom Inc., Eprise Corporation, and Data Return

Corporation, and our pending acquisitions of Delano Technology Corporation and Viant Corporation, involve a number of special risks and challenges, including:

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  diversion of management's attention;

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  expenses incurred to effect the transactions;

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  assimilation of the operations and personnel of acquired companies;

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  inability to eliminate redundant expenses;

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  incorporation of acquired products into existing product lines;

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  adverse short-term effects on reported operating results;

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  assumption of the liabilities (known or unknown) of acquired companies;

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  loss of acquired customers;

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  adverse reaction by our customers, vendors, and the capital markets if we are unable to consummate announced acquisitions;

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  possible loss of key employees; and

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  difficulty of presenting a unified corporate image.

For example, as a result of our recent acquisitions of Open Market, eshare, Data Return, and RoweCom, we have assumed the potential liability related to securities class action lawsuits filed against these acquired companies for actions taken during each company's public offering and, as to Open Market, a claim of fraud as to certain sales of Open Market stock by certain officers of Open Market. Several securities class action lawsuits have also been filed against Viant and certain of Viant's current and former officers and directors with respect to its public offerings. If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, our growth and ability to compete may be impaired.

        If we engage in future acquisitions, we might finance these acquisitions with available cash, the proceeds from possible debt financing, the issuance of additional equity securities (common or preferred stock), or a combination of the foregoing. We may not be able to arrange adequate financing on acceptable terms. If we proceed with one or more significant future acquisitions, we may use a substantial portion of our available cash to consummate the acquisitions. If we consummate one or more significant acquisitions by issuing additional equity securities, the market price of our common stock could decline and stockholders could suffer significant dilution. Furthermore, sellers may be reluctant to accept divine common stock as consideration at its recent price level and given its historical volatility, in which case our ability to complete further acquisitions could be significantly limited.

        For most of the businesses that we may acquire, we will likely have to record significant goodwill and other intangible assets, and generally accepted accounting principles may require us to recognize substantial amortization charges on the other intangible assets, reducing our future reportable earnings. We also will have to periodically test our goodwill and other intangible assets for impairment. If we determine that the value of the goodwill and/or the intangible assets have been impaired, we will be required to recognize substantial charges that would adversely affect our operating results. In addition, these acquisitions could involve significant non-recurring acquisition-related charges, such as the write-off or write-down of software development costs or other intangible items.

Our failure to retain key personnel may negatively affect our business.

        Our success depends on our ability to retain senior executives and other key employees who are critical to the continued advancement, development, and support of our products and services and ongoing sales and marketing efforts. The loss of any key personnel or any significant group of employees could negatively affect our future business and prospects. If our management does not succeed in their roles, or we are not able to effectively allocate management responsibilities and cause our officers and senior managers to operate effectively as a group, our business could be negatively affected.

        Employee morale and our ability to attract and retain qualified employees may also be adversely affected by our recent salary reduction for employees in the second quarter of 2002 and by the decline and substantial fluctuation in the market price of our common stock since its initial public offering, as many of our employees hold options with exercise prices far greater than our recent stock price.

Revenues from our professional services division are difficult to predict because they are derived from project-based engagements.

        For the year ended December 31, 2001, we derived approximately 77% of our revenues from professional services. Almost all of these revenues were from project-based client engagements, which vary in size and scope. As a result, the revenues of our professional services division are difficult to predict because a client that accounts for a significant portion of these revenues in one period may not generate a similar amount of revenues, if any, in subsequent periods. In addition, because many of our professional services engagements involve sequential stages, each of which may represent a separate contractual commitment, a client may choose not to retain us for subsequent stages of an engagement or for new professional services projects.

If we cannot keep our billable professionals engaged on client projects, our future revenues could decline and our operating results could be adversely affected.

        Virtually all the client contracts of our professional services division allow the client to terminate our services on relatively short notice and do not guarantee us any specific or minimum amount of business from the client. To the extent that any significant clients decrease their use of our professional services, delay an engagement, or terminate their relationship with us, the revenues of our professional services division could decline substantially and our overall operating results could be adversely affected to the extent we are unable to quickly redeploy our billable professionals to other client engagements.

We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could hurt our business and financial results.

        The market for our products and services is intensely competitive, fragmented, and subject to rapid change. We compete with a variety of companies that provide software services, professional services, and managed services independently or on an integrated basis. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could hurt our business and financial results. Furthermore, many of our current and potential competitors have longer operating histories; significantly greater financial, technical, product development, and marketing resources; greater name recognition; and a larger customer base than we do.

If we do not expand our customer base, we may never become profitable and our stock price will likely decline.

        The market for many of our products and services is newly emerging. As a result, we cannot accurately estimate the potential demand for them. We believe that market acceptance of many of our products and services will depend principally on our ability to:

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  timely develop or acquire products and services that meet changing customer needs;

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  effectively market our products and services;

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  hire, train, and retain a sufficient number of qualified sales and marketing personnel;

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  provide high-quality and reliable customer support for our products;

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  distribute and price our products and services in a manner that is more appealing to customers than that of our competitors;

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  develop a favorable reputation among our customers, potential customers, and participants in the software industry; and

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  withstand downturns in general economic conditions or conditions that would slow corporate spending on software products and professional services.

Our inability to accomplish any of the foregoing may limit our ability to expand our customer base. If our customer base does not expand, we may never become profitable and our stock price will likely decline.

Our success depends upon the market for Internet services, which, along with the general economy, is experiencing a downturn.

        Since late 2000, and particularly since September 11, 2001, the market for Internet services and technology experienced a significant decline. This decline is at least partly attributable to funding difficulties experienced by many companies, a general economic slowdown, and instability in the financial markets. These developments have caused many of our current and potential customers and clients to cancel, reduce, and/or delay some projects. A prolonged economic slowdown or continued uncertainty about the future of the market for Internet services also will adversely affect our business and financial results. If demand for our products and services does not improve, increased competition for business may result in significant decreases in the prices we charge for our products and services. The market for our products and services may not improve in a timely manner or to the extent necessary to allow us to achieve and sustain profitability or viability in the near future.

Our success will depend upon the ability of our products to work with a large variety of hardware, software, database, and networking systems.

        The success of our products will depend on the ability of our products to integrate and be compatible with customer systems, particularly hardware systems, operating systems, and data sources, as well as or better than competing products. The success of our products will also depend on the ability of our existing products to work well with one another, with new products we develop, and with new software developed by third parties. We currently serve, and intend to continue to serve, a customer base with a wide variety of hardware, software, database, and networking systems. If we cannot support an increasing number of systems in the future, we might not gain broad market acceptance.

Customers will be less likely to accept our products if we are unable to introduce in a timely manner new software products and enhancements that meet industry requirements.

        The market for our software products is subject to rapid technological change, changing customer needs, frequent new product introductions, and evolving industry standards that may render our existing products and services obsolete. As a result, unforeseen changes in customer and technological requirements for application features, functions, and technologies could limit our ability to develop market share or could rapidly erode our position in those markets in which we have an established presence. Our growth and future operating results will depend in part upon our ability to develop and introduce new applications that anticipate, meet, or exceed technological advances in the marketplace, meet changing customer requirements, respond to competitive products, and achieve market acceptance.

        New products, platforms, and language support typically require long development and testing periods. New products or enhancements may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products, or customer claims against us, any of which could harm our business. Our product acquisition, development, and testing efforts have required, and are expected to continue to require, substantial investments. We may not possess sufficient resources to make these necessary investments.

        We also expect to develop and introduce new and enhanced versions of products as an integrated suite. In addition to the risks and uncertainties inherent in the development and introduction of new products, we will face significant challenges in developing and introducing new products and versions that work together effectively and allow customers to achieve the benefits of a broader product offering. We may not be able to identify or overcome these challenges.

If we cannot cross-sell our current products and services and the products and services of our acquired companies to the customers of the acquired companies and our current customers, we will not achieve one of the expected benefits of our acquisitions.

        After we acquire a company, we intend to offer the products and services of that company to our existing customers and to offer our products to the existing customers of the acquired company. One company's customers may not have an interest in the other companies' products and services. If we fail to cross market our products and services, we will not achieve one of the expected benefits of our acquisitions, and this failure could have a material adverse effect on our business, financial condition, and operating results.

Our business may be adversely affected if there are defects in our software or we are unable to acquire third-party software or hardware that is error-free.

        Software products as complex as those that we offer may contain errors that could occur at any point in a product's life cycle. We have, in the past, discovered software errors in certain of our products and have experienced delays in shipment or implementation of products or services during the period required to correct these errors. Despite extensive testing by us and by our current and potential customers, errors in our software may be found in the future. This could result in a loss of, or delay in, market acceptance and sales; diversion of development resources; injury to our reputation; or increased service and warranty cost. In particular, the call center environment is characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time consuming and will limit our ability to uncover all defects prior to shipment and installation at a customer's location. We also license certain software used in our products from third parties, and our products are designed to operate on certain hardware platforms manufactured by third parties. Third-party software or hardware may contain errors that we depend upon others to correct. These errors could cause problems with the installation and operation of our products, which could harm our business.

We may face potential liability to customers if our servers, systems, or products, or our customers' systems, fail.

        Our software, portal, and applications products and managed and professional services are often critical to the operation of our customers' businesses and provide benefits that may be difficult to quantify. If one of our servers, systems, or products, or a customer's system, fails, the customer could make a claim for substantial damages against us, regardless of our responsibility for that failure. The limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Our insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, the insurer might disclaim coverage as to any future claim. If we experience one or more large claims against us that exceed available insurance coverage or result in changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could be hurt.

We could lose our competitive advantage if we fail to adequately protect our proprietary rights, and any related litigation could be costly and time consuming.

        We rely on a combination of patent, copyright, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our proprietary rights in our products and technology. These measures may not be adequate to protect our trade secrets and proprietary technology. As a result, unauthorized third parties may copy or otherwise obtain and use our products or technology. We may not be able to detect all instances of infringement. Furthermore, we may be subject to additional risks as we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of our rights may be ineffective in these countries. If we must engage in litigation to defend and enforce our intellectual property rights, either domestically or in other countries, we could face substantial costs and diversion of resources, regardless of the outcome of that litigation. Any future attempt by us to enforce our intellectual property rights might not be successful, might result in royalties that are less than the cost of such enforcement efforts, or might result in the loss of the intellectual property altogether. Even if we succeed in protecting our intellectual property, others may independently develop similar technologies or products that do not infringe on our intellectual property.

Other companies may claim that our products infringe their intellectual property rights, which could harm our business.

        Third parties may claim that we are infringing their intellectual property rights. We expect that the risk of infringement claims will rise as the number of products and competitors in our industry grows and the functionality of products in different industry segments overlaps. To develop our services and products, we may need to acquire licenses for intellectual property to avoid infringement of a third party's product. These licenses may not be available on commercially reasonable terms, if at all. Former employers of our present and future employees may assert claims that these employees improperly disclosed confidential or proprietary information to us. Any such claims could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product-shipment delays, or require us to pay money damages or enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology on commercially reasonable terms, or at all, our business, operating results, and financial condition could be materially and adversely affected.

We may not be able to prevent online security breaches, which could interrupt our operations, damage our reputation, and expose us to liability.

        A party that is able to circumvent our security systems or the security systems of our customers could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies have coverage limits and exclusions that may prevent reimbursement for losses caused by security breaches. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We may need to expend significant additional capital and other resources to protect against security breaches or to alleviate problems caused by any breaches. Despite these efforts, we may not be able to prevent all security breaches.

Future government regulation could place financial burdens on our business.

        Because of the Internet's popularity and increasing use, new laws and regulations may be adopted that could have an adverse effect on us. The enactment of any additional laws or regulations, including international laws and regulations, could impede the growth of the Internet and e-commerce, which could decrease our revenue and place additional financial burdens on our business. Federal, state or foreign agencies have also adopted, and may continue to adopt, laws or regulations affecting the use of outbound call processing systems. These laws or regulations could limit the market for our products or expose us to liability, which could materially adversely affect our business, operating results and financial condition.

Restrictions relating to the privacy of Internet users and the collection and use of online data could limit the utility of the personalization functionality of our products and, therefore, the attractiveness of those products to customers.

        One of the principal features of our products is the ability to develop and maintain profiles of online users to assist business managers in personalizing content and in displaying tailored commercial offers to specific online users. By limiting the ways that this feature can be used, proposed and existing legal restrictions on the collection and use of information relating to Internet users could materially and adversely impact our products. For example, legislation has been proposed in some jurisdictions that would regulate the practice of placing small information files, or "cookies," on a user's hard drive to gather information. Likewise, regulation of the practice of online preference marketing is also under consideration in many jurisdictions. Moreover, legislation regulating online and offline data collection is already in place in the United States and elsewhere, including the European Union. Although regulatory and legislative efforts in this area are relatively new and still developing, they continue to gain attention, and continued regulation and legislation in this area could adversely affect the demand for our products.

Our key personnel have entered into non-compete agreements that could prevent us from engaging in certain activities and acquiring interests in some companies.

        Andrew J. Filipowski, our chairman and chief executive officer; Michael P. Cullinane, our executive vice president, chief financial officer, and treasurer and a director; and Paul L. Humenansky, our president and chief operating officer and a director, have entered into consulting and non-compete agreements with PLATINUM technology International,  inc., now a wholly owned subsidiary of Computer Associates International, Inc. These agreements prohibit Mr. Filipowski until June 29, 2007, and each of Messrs. Cullinane and Humenansky until June 29, 2004, from participating or engaging, directly or indirectly, in the development, manufacture, marketing, or distribution of any products or services offered by PLATINUM as of March 29, 1999, or any products or services offered by PLATINUM after that date in the development of which they had actively participated. PLATINUM was, as of March 29, 1999, and continues to be, engaged in the business of developing, marketing, and supporting software products for managing information technology infrastructures and providing related professional services. As of March 29, 1999, PLATINUM also offered products and services for the creation, deployment, and management of Web content.

        Under these agreements, Messrs. Filipowski, Cullinane, and Humenansky also are prohibited from soliciting, or assisting another person to solicit or attempt to solicit, persons or entities that were current customers of PLATINUM or its affiliates before the end of the respective consulting periods of Messrs. Filipowski, Cullinane, and Humenansky, unless the solicitation of these customers is for goods or services unrelated to any activity that competes with PLATINUM.

        To manage our business effectively in light of these agreements, we have consulted with PLATINUM and Computer Associates before making any acquisition to confirm that a breach of these agreements would not result. These consulting and non-compete agreements could limit our business opportunities, which could impair our success.

Delays in sales and the implementation cycle for CIM solutions and managed applications could adversely affect us.

        If we experience delays in, or cancellations of, sales or implementations of CIM solutions and managed applications, our business and financial results could be hurt. To sell these products, we generally must provide a significant level of education to prospective customers regarding their use and benefits. In addition, prospective customers generally make a significant commitment of resources in connection with the implementation of these products. For these and other reasons, the length of time between the date of initial contact with the potential customer and the installation and use of these solutions has generally been six months or more. Our implementation cycle could be lengthened in the future by delays over which we have little or no control, increases in the size and complexity of our installations, and the number of third-party systems with which our products must be integrated. In addition, any unexpected delays in individual implementations could generate negative publicity and expose us to liability claims from our customers.

Our strategy to expand our international operations is subject to many unique risks that may prevent us from maintaining or increasing our international revenues.

        A significant element of our business strategy is to expand our operations in international markets. For example, we expect our recent acquisitions of RoweCom, Open Market, and eshare to significantly increase our international presence, as each of these companies generates a significant amount of its revenues outside the United States. This projected expansion will require significant management attention and financial resources. Because of the difficulty in penetrating new markets, we may not be able to maintain or increase international revenues. Our international operations are subject to a number of inherent risks, which will increase as the international operations expand, including:

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  significant volatility in the level and timing of business;

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  the impact of possible recessionary environments in economies outside the United States;

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  changes in foreign legal and regulatory requirements;

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  changes in tariffs;

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  the costs of localizing products for foreign markets and integrating products with foreign system components;

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  longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

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  difficulties and costs of staffing and managing foreign operations;

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  reduced protection for intellectual property rights in some countries;

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  potentially adverse tax consequences;

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  political and economic instability; and

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  the higher cost of foreign service delivery.

        Although expenses incurred in foreign countries typically have been denominated in the local currencies, revenues generated by international sales typically have been paid in U.S. dollars, British pounds, or Euros. We could experience fluctuations in currency exchange rates in the future that would have a material adverse impact on our international operations.

Our growth in operations will likely depend upon the successful development of direct and indirect sales channels.

        Our ability to achieve significant revenue growth in the future will greatly depend on our ability to recruit and train sufficient technical and direct sales personnel and to outsource effectively our customer-support functions. We also believe that our future growth will depend on our ability to continue to develop and maintain indirect sales channels, including VARs and distributors. Additionally, our investment of significant resources to develop these indirect sales channels could adversely affect our operating results if they do not generate sufficient additional revenues.

        If we are unable to recruit and retain qualified VARs and distributors, our results of operations could be adversely affected. Increased indirect sales also could adversely affect our average selling prices and result in lower gross margins because lower unit prices typically are charged on sales made through indirect channels. Sales of products through indirect channels will reduce our gross profits from our services because VARs and distributors provide these services.

        As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction, and recognizing emerging customer requirements. In addition, VARs and distributors may develop, acquire, or market products competitive with our products. Our strategy of marketing products directly to customers and indirectly through VARs and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different VARs and distributors target the same customers, VARs and distributors may also come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with VARs and distributors or hurt our ability to attract new VARs and distributors.

The market price of our common stock may continue to be volatile, which could cause litigation against us and prevent our stockholders from reselling their shares at or above the prices at which they acquired them.

        From our initial public offering in July 2000 through the date of this prospectus, the price per share of our common stock has ranged from a high of $311.00 to a low of $3.50. The market price of our common stock has been, and is likely to continue to be, highly volatile and subject to wide fluctuations due to various factors, many of which are beyond our control, including:

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  quarterly variations in operating results;

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  volatility in the stock market;

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  volatility in the general economy, including as a result of any additional terrorist attacks or responses to terrorist attacks;

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  changes in interest rates;

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  the impact of our reverse stock split;

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  the impact of our recent private placement;

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  announcements of acquisitions, technological innovations, or new software, services, or products by us or our competitors; and

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  changes in financial estimates and recommendations by securities analysts.

        In addition, there have been large fluctuations in the prices and trading volumes of securities of many technology, Internet, CRM, and CIM product and related professional-service companies. Broad market and industry factors may decrease the market price of our common stock. As a result, our stockholders may be unable to resell their shares of our common stock at or above the price at which they were acquired. In the past, volatility in the market price of a company's securities has often led to securities class action litigation. This litigation could result in substantial costs to us and divert our attention and resources, which could harm our business. Declines in the market price of our common stock or failure of the market price to increase could also harm our ability to retain key employees, our access to capital, and other aspects of our business, which also could harm our business.

        Additionally, there can be no assurance that the market price of our common stock will continue at a level in proportion to the reduction in the number of outstanding shares resulting from the reverse stock split. If the market price of our common stock declines, the percentage decline as an absolute number and as a percentage of our overall capitalization may be greater than would have occurred in the absence of a reverse stock split.

Our stockholder rights plan and provisions in our certificate of incorporation, our by-laws, and Delaware law could delay or deter tender offers or takeover attempts that may offer our stockholders a premium for their common stock.

        Our stockholder rights plan and provisions in our certificate of incorporation, our by-laws, and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction would be beneficial to our stockholders. These impediments include:

  •
  the rights issued in connection with the stockholder rights plan that will substantially dilute the ownership of any person or group that acquires 15% or more of our common stock unless the rights are first cancelled or redeemed by our board of directors, in its discretion;

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  the classification of our board of directors into three classes serving staggered three-year terms;

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  the ability of our board of directors to issue additional shares of senior or parity preferred stock with rights as it deems appropriate without approval of the holders of Series B convertible preferred stock;

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  a requirement that special meetings of our board of directors may be called only by our chairman, president, or a majority of our board of directors;

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  a prohibition against action by written consent of our stockholders;

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  a requirement that our stockholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our stockholders; and

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  the adoption of a provision of Delaware law that prohibits us from entering into some business combinations with interested stockholders without the approval of our board of directors.

        The existence of the stockholder rights plan and these provisions may deprive our stockholders of an opportunity to sell their shares at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our common stock.

Concentration of ownership among our principal stockholders may prevent you from influencing significant corporate decisions, and the interests of our principal stockholders may conflict with your interests.

        The holders of our series B convertible preferred stock own, in the aggregate, approximately 11.7% of our outstanding common stock, assuming (1) that the merger with Viant Corporation is completed, (2) that we complete our acquisition of Delano Technology Corporation described under "Recent Developments" and we issue approximately 2,062,000 shares of our common stock in that transaction, (3) the conversion of the 22,941 shares of series B convertible preferred stock issued in the first round of the private placement into 3,823,499 shares of our common stock, and (4) that prior to the closing of the merger with Viant, none of the outstanding options or warrants to acquire our common stock or Viant common stock have been exercised. Furthermore, if the second round of our private placement closes, the holders of our series B convertible preferred stock will own, in the aggregate, approximately 29.2% of our outstanding common stock, assuming the conversion of the series B convertible preferred stock at the initial conversion price of $6.00 per share and the exercise in full of the related warrants for cash. Also, the holders of the series B convertible preferred stock currently have the right to appoint one member to our board of directors and, if the second round of the private placement occurs, will have the right to appoint a second member. This would give the holders of series B convertible preferred stock the right to appoint two out of eleven of our directors. As a result, the holders of the series B convertible preferred stock have, and will continue to have, significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger with another entity, a consolidation or sale of all or substantially all of our assets, changes to our legal and capital structure, and amendments to our certificate of incorporation. Additionally, the holders of the series B convertible preferred stock, together with their affiliates, have other business activities in addition to their ownership in us. It is possible that they may exercise their influence in ways that serve their individual interests, but that do not serve the best interests of our other stockholders.

The trading volume in our common stock may continue to be low, which could prevent you from reselling your shares of our common stock when you want, as well as at or above the price which you acquire them.

        The daily average trading volume of our common stock has historically been, and is likely to continue to be, low, especially in light of the significant number of outstanding shares of our common stock and the large number of shares that are issuable upon the conversion of the series B convertible preferred stock and upon conversion of the series B convertible preferred stock issuable upon exercise of the warrants issued in the private placement. As a result, it may be difficult for you to sell the shares of our common stock you receive when you want, as well as at a price at or above the price at which you acquired them.

Our series B convertible preferred stock ranks senior to our common stock.

        The rights, preferences and privileges of our series B convertible preferred stock rank senior to our common stock. In the event of our liquidation, dissolution or winding up, or upon our merger with or acquisition by another company or person, the holders of our series B convertible preferred stock will be entitled to a liquidation preference equal to $1,000 per share before any amounts are paid to the holders of our common stock. In addition, the holders of our series B convertible preferred stock will participate with the holders of our common stock and series A junior participating preferred stock ratably on an as-converted basis in the distribution of assets, or the proceeds thereof, until the holders of series B convertible preferred stock shall have received with respect to each share of series B convertible preferred stock held thereby $3,000 (inclusive of the $1,000 liquidation preference described in the preceding sentence). Furthermore, upon the occurrence of certain triggering events, the holders of our series B convertible preferred stock have the right to require us to redeem all or a portion of any outstanding shares of series B convertible preferred stock for a cash purchase price of $1,000 (the amount paid for each such share). Additionally, we are prohibited from issuing any equity securities that are senior to or on parity with the series B convertible preferred stock without the consent of the holders of a majority of the outstanding shares of our series B convertible preferred stock. The rights, preferences and privileges of our series B convertible preferred stock could adversely affect the value of our common stock.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects, and opportunities. We have tried to identify these forward-looking statements by using words such as "may," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate," and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties, and other factors include:

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  our ability to become cash flow positive before we deplete our unrestricted cash reserves or become insolvent;

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  our ability to maintain our Nasdaq National Market listing;

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  our ability to execute our integrated Web-based software services, professional services, and managed services strategy;

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  our ability to successfully implement our acquisition strategy, including our ability to integrate the operations, personnel, products, and technologies of, and address the risks associated with, acquired companies;

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  our ability to develop enterprise Web software and services;

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  the uncertainty of customer demand for enterprise Web software and services;

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  our ability to expand our customer base and achieve and maintain profitability;

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  our ability to retain key personnel;

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  our ability to predict revenues from project-based engagements;

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  our ability to keep pace with technological developments and industry requirements;

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  our ability to efficiently manage our growing operations;

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  changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks;

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  increasing competition from other providers of software solutions, professional services, and managed applications;

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  the extent to which customers want to purchase software applications under hosted subscription based models; and

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  our ability to address the risks associated with international operations.

        See "Risk Factors" for a description of these factors. Other matters, including unanticipated events and conditions, also may cause our actual future results to differ materially from these forward-looking statements. We cannot assure you that our expectations will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. All of these forward-looking statements are based on our expectations as of the date of this prospectus. Except as required by federal securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE COMPANY

Overview

        We are a service and software company focused on solutions for the extended enterprise. We help our clients maximize profits through better collaboration, interaction, and knowledge sharing throughout their entire value chain, including suppliers, partners, employees, and customers. We facilitate our customers' integration of advanced enterprise Web solutions with their business strategies and existing infrastructures by providing a combination of professional services, Web-based technology, and managed applications capabilities. We focus our offerings on Global 5000 and high-growth middle market firms and service over 20,000 customers through three principal business groups:

  divine Professional Services combines our knowledge of how to design and deploy software solutions with our expertise in technology, infrastructure, and marketing services and offers services for legacy systems integration, brand extension, call center automation, business process optimization, operational strategy consulting, SAP installation, supply chain and customer management, and technology infrastructure consulting.

  divine Software Services deploys software solutions that focus on collaboration, workflow, and relationship and content management such as voice-based customer contact tools, auto-response applications, telephony webinars (Web-based seminars), secured messaging, team interaction, content acquisition, organization and management, content delivery, and training programs.

  divine Managed Services builds, hosts, manages, monitors, and secures clients' critical applications by offering design and engineering of managed hosting solutions; installation, configuration, and testing of hardware and software systems; ongoing maintenance, back-ups, and upgrades; performance and security monitoring; and technical support.

        We have forged strategic partnerships and alliances with a number of leading organizations to strengthen the delivery of open and extensible e-business solutions to our customers. Our technology integrates with leading server platforms such as BEA WebLogic, IBM WebSphere, Microsoft Windows NT, and Sun Solaris. Additionally, we have joined the alliance programs of key vendors such as BEA, Hewlett-Packard, IBM, Microsoft, Computer Associates, Netscape, Oracle, and Sun/iPlanet to extend support to our mutual customers and introduce our solutions into new arenas. While these alliances add value to all of our constituencies, they also provide us and our partners with additional technical, marketing, and sales resources to expedite the development and delivery of complete e-business solutions.

        Our principal offices are located at 1301 N. Elston Avenue, Chicago, Illinois 60622, telephone number (773) 394-6600. We also have satellite offices located throughout North America, Europe, Asia, and Australia. Our homepage is located on the Web at http://www.divine.com, where you can find additional information about us; however, that information generally is not targeted at investors and is not part of this prospectus. All references to "we," "us," "our," and "divine" refer to divine, inc. and its consolidated subsidiaries.

Historical Information

        We were incorporated as divine interVentures, inc. on May 7, 1999 and commenced operations on June 30, 1999. We began by engaging in business-to-business e-commerce through a community of associated companies in which we invested. From September 30, 1999 to December 31, 2000, we acquired interests in 40 associated companies, established a total of 13 associated companies whose opportunities were consistent with our former business strategy, while further developing our operational procedures and capabilities.

        In February 2001, we announced our strategy to focus primarily on enterprise Web solutions, and changed our name to divine, inc. Since then, interests in our associated companies that provide Web-based technology, software, professional services, and managed applications are no longer reflected separately but have become integrated into our core business strategy and operating model as a fully integrated set of products and services. Our other associated companies, offering software and services focused on e-commerce and vertical markets, were included in our divine interVentures portfolio. As of December 31, 2001, we have completely written off our investments in the associated companies in our divine interVentures portfolio, other than amounts included in available-for-sale securities.

        We have executed a disciplined acquisition strategy enabling us to acquire market-leading technology, significant intellectual property, and world-class talent that round out our extended enterprise solutions. We have acquired companies providing professional services, Web-based technology, and managed services, positioning us to provide comprehensive solutions and a single point of accountability to our customers.

Our Strategy

        Our goal is to become the recognized leader in advanced enterprise Web solutions that offer global businesses the ability to improve collaboration, workflow, and business relationships through delivery of a powerful combination of technology, software, services and managed applications. As the flow of information becomes more liberated and complex, we believe that a new breed of provider must unite the skills and emerging technologies required to create the advanced enterprise Web solutions that allow companies to go beyond transaction processing. In order to reach this goal, we have adopted these key strategic objectives:

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  Position divine as a technology owner and solutions integrator.  We plan to differentiate ourselves by positioning divine as a technology owner and solutions integrator.

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  Develop, acquire, and integrate offerings and solutions.  We will continue to focus on developing, acquiring, and integrating additional innovative technologies and solutions that can be combined to offer a powerful and comprehensive set of integrated services, technologies, and hosting capabilities that advance and extend our customers' businesses to include external and internal business communities.

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  Target a specific customer base.  We plan to target customers who can benefit from greater collaboration, interaction, more efficient workflow, and better management of business relationships between their customers, employees, partners, suppliers, prospects, and sources of information. We believe these customers are primarily in the financial services, insurance, energy, pharmaceutical, biotechnology, and telecommunications industries.

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  Expand our relationships with existing customers.  We currently offer solutions from one or more of our business groups to approximately 20,000 customers. By expanding our relationships with our current customers, we can increase our offerings to them and capitalize on cross-selling opportunities with their customers, suppliers, partners, and distributors.

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  Support and complement our solutions through alliances with business partners.  We will continue to establish strategic alliances that supply additional channels for our products, help us to build industry-specific solutions for our customers, and enable us to attract and retain customers who prefer to deal with large, stable solutions providers.

Recent Developments

  Data Return Acquisition

        In January 2002, we completed our acquisition of Data Return Corporation pursuant to an agreement and plan of merger we entered into with Data Return in November 2001. Data Return provides advanced managed hosting services based on Microsoft technologies. Data Return provides these services to businesses seeking to outsource the deployment, maintenance, and support of their complex Web sites. Its services include providing, configuring, operating, and maintaining the hardware, software, and network technologies necessary to implement and support these web sites. Data Return also offers additional services options, such as scalability and architecture testing, storage solutions, and a suite of security services, including firewalls. Under the terms of the Data Return merger agreement, we issued a total of approximately 2,977,000 shares of our common stock in exchange for all of the outstanding Data Return common stock, and Data Return became one of our wholly-owned subsidiaries.

  Northern Light Technology Acquisition

        Also in January 2002, through one of our wholly-owned subsidiaries, we acquired certain assets of Northern Light Technology LLC, which is a leading provider of search and content integration solutions. We acquired these assets in exchange for approximately 560,000 shares of our common stock and the assumption of certain liabilities of Northern Light. In addition, we issued a warrant to purchase up to 4,803 shares of our common stock, with an exercise price of $14.50 per share, to one of the customers of Northern Light in connection with the assumption of that customer's contract.

  RWT Acquisition

        In February 2002, we acquired RWT Corporation (d/b/a Real World Technology, Inc.), which is a leading provider of production management and tracking software to manage data across the supply chain and improve plant productivity. In exchange for all of the outstanding RWT stock and the cancellation of RWT's debt, we issued a total of approximately 31,000 shares of our common stock, and RWT became one of our wholly-owned subsidiaries.

  Perceptual Robotics Acquisition

        In February 2002, we also acquired the 66.7% of the equity interests of Perceptual Robotics, Inc. that we did not already own in exchange for approximately 177,000 shares of our common stock and $55,000 in cash. Perceptual Robotics develops, markets, and sells Internet-enabled camera technology solutions, including its TrueLook software. TrueLook software is used by leading enterprises around the world to deploy and manage networks of live internet cameras, and the picture and video data they generate. As a result of this transaction, Perceptual Robotics became one of our wholly-owned subsidiaries.

  NetUnlimited Acquisition

        Also in February 2002, we acquired the approximately 22% remaining equity interests of NetUnlimited, Inc. that we did not already own in exchange for approximately 14,000 shares of our common stock. NetUnlimited specializes in computer network solutions and network infrastructure. As a result of this transaction, NetUnlimited became one of our wholly-owned subsidiaries.

  Delano Technology Acquisition

        In March 2002, we entered into a combination agreement with Delano Technology Corporation. Delano offers customer relationship management software that incorporates advanced analytics with interaction capabilities on a flexible and scalable technology platform. Under the terms of the Delano combination agreement, we will issue approximately 2,062,000 shares of our common stock in exchange for all of the outstanding shares of Delano, and Delano will become one of our wholly-owned subsidiaries. Completion of the Delano merger is subject to a number of conditions, including the approval of the merger by Delano's shareholders.

  Viant Acquisition

        In April 2002, we entered into an agreement and plan of merger with Viant Corporation. Viant is a professional services firm that helps global companies identify and solve complex business problems with digital solutions. Viant's integrated teams of strategists, creative designers, and technologists offer services focused on collaboration networks, knowledge portals, and the leverage of intellectual property to assist clients in improving business processes and increase revenue productivity. Under the terms of the Viant merger agreement, we will issue approximately 8,000,000 shares of our common stock in exchange for all of the outstanding shares of Viant, and Viant will become one of our wholly-owned subsidiaries. Completion of the Viant merger is subject to a number of conditions, including the approval of the merger by Viant's stockholders and our stockholders.

        We anticipate that the integration of these companies into our products and services offering will help us to deliver a combination of software, technology-based solutions, professional services, and hosting/managed applications that allow businesses to increase efficiency, generate revenue, advance their brand, and build customer loyalty.

  Denalii Acquisition

        In April 2002, we acquired Denalii Inc., a provider of content management solutions for the Asian market, in exchange for 60,190 shares of our common stock. In addition, we granted options to purchase a total of 19,600 shares of our common stock to certain continuing employees of Denalii and we agreed to issue a maximum of $5,600,000 of our common stock if the acquired Denalii business meets certain revenue thresholds in 2002.

  Reverse Stock Split

        In order to maintain our listing on the Nasdaq National Market, effective as of May 29, 2002, we executed a 1-for-25 reverse stock split, which our stockholders approved at our annual meeting on May 21. We have since been informed by Nasdaq that our common stock is in compliance with all of the continued listing requirements for the Nasdaq National Market.

  Oak Private Placement

        On May 29, 2002, we entered into a securities purchase agreement with Oak Investment Partners X, Limited Partnership and certain other investors named therein, including Andrew Filipowski, our Chairman and Chief Executive Officer. On May 31, 2002, we closed the first of two rounds of this $61.6 million private placement. We issued and sold to the investors an aggregate of 22,941 shares of our series B convertible preferred stock for an aggregate purchase price of approximately $22.9 million. The shares of series B convertible preferred stock are convertible into an aggregate of 3,823,499 shares of our common stock, subject to adjustment for certain antidilution events. However, unless we obtain the approval of our stockholders, we will not convert the shares of series B convertible preferred stock into more than an aggregate of 3,823,500 shares of our common stock. The holders of the shares of series B convertible preferred stock are entitled to vote on an as-converted basis with the holders of our common stock on all matters submitted for a vote of the holders of our common stock. However, the holders of the series B convertible preferred stock will not be entitled to more than 19.99% of our aggregate voting power unless stockholder approval is obtained. Additionally, under the terms of the securities purchase agreement, we increased the size of our board from 9 to 11 and granted Oak Investment Partners the right to appoint a nominee to fill one of the vacancies created by the increase.

        If the second round of the private placement closes, we will issue to the investors, for an aggregate purchase price of approximately $38.7 million, an additional 38,659 shares of series B convertible preferred stock, which will be convertible into 6,443,166 shares of our common stock. Additionally, we would issue warrants to purchase 9,667 shares of series B convertible preferred stock. We would receive additional proceeds of approximately $9.7 million and would issue additional shares of series B convertible preferred stock which would be convertible into 1,611,166 shares of our common stock, assuming the full exercise of these warrants for cash and the initial conversion price of $6.00 per share. Oak Investment Partners would be entitled to appoint a second nominee to our board of directors to fill the other vacancy created by the increase in the size of our board discussed above. Conditions to the consummation of the second round of the private placement include, but are not limited to, stockholder approval, the expiration or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, if applicable, and the occurrence of no redemption triggering events, as set forth in the securities purchase agreement, all of which may be waived by the investors.

        We agreed to prepare and file with the SEC one or more registration statements covering the resale of the shares of common stock issuable upon conversion of the shares of series B convertible preferred stock, including the shares of our common stock issued upon conversion of the shares of series B convertible preferred stock issuable upon exercise of the warrants. If any of the registration statements are not declared effective by the SEC by the deadline set forth for such registration statement in the registration rights agreement or if, after being declared effective, sales of our common stock covered by such registration statement cannot be made due to a failure by us to disclose information necessary for sales to be made under such registration statement (subject to certain allowable grace periods), we are required to pay to the holders of the series B convertible preferred stock, or the holders of shares of our common stock issued upon conversion of the series B convertible preferred stock, covered by such registration statement, an amount in cash equal to 2% of the purchase price attributable to such shares for each 30 day period, or pro rata portion thereof, that the applicable registration statement is not effective or available.

        A special meeting of our stockholders has been scheduled for July 17, 2002 to obtain approval for the issuance of more than 3,823,500 shares of our common stock upon conversion of shares of series B convertible preferred stock, the issuance of additional shares of series B convertible preferred stock and warrants to purchase shares of series B convertible preferred stock, and the general voting rights of the series B convertible preferred stock.

USE OF PROCEEDS

        The selling stockholders are offering all of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sales of these shares.

SELLING STOCKHOLDERS

        This prospectus relates to, and the shares of our common stock listed under the column "Shares Offered Hereby" consist of 160,775 shares of our common stock that are owned by certain former stockholders of Perceptual Robotics, Inc. and received by them in connection with our acquisition of Perceptual Robotics, as discussed above under "Recent Developments—Perceptual Robotics Acquisitions".

        Several of the selling stockholders continue to be employed by us or one of our wholly-owned subsidiaries. The shares included in this prospectus are included pursuant to registration rights granted in connection with our acquisition of Perceptual Robotics.

        The following table sets forth the number of shares beneficially owned by each of the selling stockholders as of the date of this prospectus, based on information provided to us by such selling stockholders, or Perceptual Robotics. We are not able to estimate the amount of shares that will be held by each selling stockholder after the completion of this offering because each selling stockholder may offer all or some of its shares, and, except as indicated in the following table, because there currently are no agreements, arrangements, or understandings with respect to the sale of any of the shares. The following table assumes that all of the shares being registered pursuant to this prospectus will be sold. The selling stockholders are not making any representation that any shares covered by this prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

Name	Total Number of Shares Before Sale	Shares Offered Hereby	Total Number of Shares Remaining After Sale	Percent
Valerie Ball	234	234	0	—
William J. Bintz	935	935	0	—
Chicago Venture Partners, L.P.	50,631	50,631	0	—
Chicago Venture Partners PRI, L.L.C.	2,239	2,239	0	—
Faye Cooper	1,344	1,344	0	—
Paul Cooper	2,827	281	2,546	*
Thomas Cull	1,160	1,160	0	—
Dougery Revocable Trust	4,207	4,207	0	—
Dougery Ventures, LLC	346	346	0	—
John R. Dougery Trust	346	346	0	—
Kathryn Ann Dougery Trust	346	346	0	—
Marilyn R. Dougery Trust	346	346	0	—
Shelly Dougery Trust	346	346	0	—
Evanston-Northwestern University Investments	7,606	7,606	0	—
Richard Friedland	1,870	1,870	0	—
Illinois Development Finance Authority	20,564	20,564	0	—
Dave & Laura Jacobs	935	935	0	—
Robert E. & Lisa M. Kociecki	1,870	1,870	0	—
Robert Lepkowski	6,991	6,951	40	*
Diane Mahnke	1,124	1,124	0	—
Michael Mark	1,309	1,309	0	—
Dennis F. & Marguerite S. McKenna	935	935	0	—
Motorola, Inc.	31,158	31,158	0	—
Peter Prokopowicz	1,180	1,180	0	—
Rolapp Trust	346	346	0	—
Sun Capital Partners	8,787	8,787	0	—
Weber Family Trust	13,379	13,379	0	—

*
Represents less than 1% of the outstanding shares.

        This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization, or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. In addition, this prospectus covers the preferred stock purchase rights that currently trade with our common stock and entitle the holder to purchase additional shares of our common stock under certain circumstances.

PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered, sold, or distributed from time to time by the selling stockholders named in this prospectus, by their donees, pledgees, transferees, or other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any of the selling stockholders have entered into any arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock.

        The selling stockholders may offer their shares at various times in one or more of the following transactions:

  •
  in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

  •
  in transactions involving cross or block trades or otherwise on any national securities exchange or quotation system, such as the Nasdaq National Market, on which our common stock may be listed or quoted;

  •
  in an over-the-counter distribution in accordance with the rules of the Nasdaq Stock Market;

  •
  in transactions in which brokers, dealers, or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

  •
  in transactions "at the market" to or through market makers in our common stock;

  •
  in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

  •
  through transactions in options, swaps, or other derivatives which may or may not be listed on an exchange;

  •
  in privately negotiated transactions;

  •
  in transactions to cover short sales; or

  •
  in a combination of any of the foregoing transactions.

        In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rule 144 or Rule 145(d) under the Securities Act rather than under this prospectus, or as otherwise reasonably requested by the selling stockholders and permitted by law.

        From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If a selling stockholder defaults in performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. A selling stockholder also may transfer and donate shares in other circumstances. If a selling stockholder donates or otherwise transfers its shares, the number of shares beneficially owned by it will decrease as and when it takes these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, or other successors in interest will be selling stockholders for purposes of this prospectus.

        The selling stockholders may use brokers, dealers, underwriters, or agents to sell their shares. The persons acting as brokers, dealers, underwriters, or agents may receive compensation in the form of commissions, discounts, or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The selling stockholders and any brokers, dealers, underwriters, or agents that participate with it in the offer and sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In addition, any commissions, discounts, or concessions received by these brokers, dealers, underwriters, or agents, or their affiliates, may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of that compensation. If a selling stockholder or any of its brokers, dealers, underwriters, or agents qualifies as an "underwriter" within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, and we will make copies of this prospectus available to them for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

        The selling stockholders and any other person participating in a distribution of the shares covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the shares may not simultaneously engage in market-making activities with respect to the particular shares being distributed for certain periods prior to the commencement of or during that distribution. All of the above may affect the marketability of the shares and the availability of any person or entity to engage in market-making activities with respect to the shares.

        All expenses of this registration will be paid by us. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees, stock transfer taxes, and fees of their legal counsel; provided, however, that we will pay the legal fees of certain of the selling stockholders. We have agreed to indemnify the selling stockholders against certain liabilities arising in connection with the offering of our shares under this prospectus, including certain liabilities under the Securities Act. We or the selling stockholders may agree to indemnify any brokers, dealers, underwriters, or agents that participate in transactions involving the shares of our common stock against certain liabilities, including liabilities arising under the Securities Act.

        Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution or a purchase by a broker or dealer, we will file with the SEC a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act. In addition, upon our being notified by a selling stockholder that a donee, pledgee, transferee, or other successor in interest intends to sell more than 500 shares, we will file with the SEC a supplement to this prospectus.

LEGAL MATTERS

        The validity of the shares of our common stock that are covered by this prospectus has been passed upon for us by Bell, Boyd & Lloyd LLC, Chicago, Illinois.

EXPERTS

        The consolidated financial statements of divine as of December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000, and for the period from May 7, 1999 (inception) through December 31, 1999, have been audited by KPMG LLP, independent certified public accountants, as set forth in their report with respect to these consolidated financial statements. These consolidated financial statements are incorporated by reference into this prospectus in reliance upon the report given and upon the authority of KPMG LLP as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. Information in this prospectus updates, and in some cases, supersedes information incorporated by reference from documents we have filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and, in some cases, supersede the information contained or incorporated by reference in this prospectus.

        The following documents or information that we have previously filed with the SEC are incorporated by reference into this prospectus:

  •
  Our Annual Report on Form 10-K for our fiscal year ended December 31, 2001, as amended by our Form 10-K/A filed on May 9, 2002;

  •
  Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2002;

  •
  Our Current Reports on Form 8-K or 8-K/A filed with the SEC on June 11, 2002, June 3, 2002, May 31, 2002, May 24, 2002, May 9, 2002, May 2, 2002, April 5, 2002, March 28, 2002, March 14, 2002, and January 24, 2002;

  •
  The description of our class A common stock contained in our registration statement on Form 8-A, filed with the SEC on March 21, 2000, as amended by our Form 8-A/A filed on June 4, 2002; and

  •
  The description of our series A junior participating preferred stock purchase rights contained in our registration statement on Form 8-A, filed with the SEC on February 13, 2001, as amended.

        In addition, all documents filed by us under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all of the shares covered by this prospectus are incorporated by reference into, and deemed a part of, this prospectus from the date of filing of those documents.

        You may request a copy of these documents, which will be provided to you at no cost, by contacting:

divine, inc.
Attention: Investor Relations
1301 North Elston Ave.
Chicago, Illinois 60622
Telephone: (773) 394-6600
Fax:(773) 394-6604
email: ir@divine.com

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated expenses, all of which are to be borne by divine, in connection with the registration, issuance, and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$57
Legal Fees and Expenses	15,000
Accountants' Fees and Expenses	15,000
Printing and Engraving Expenses	5,000
Miscellaneous	4,943

Total	$40,000

Item 15.    Indemnification of Directors and Officers.

        Section 145(a) of the General Corporation Law of the State of Delaware provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

        Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses that the Court of Chancery or such other court shall deem proper.

        Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. divine has obtained directors' and officers' liability insurance.

        Article XII of divine's third amended and restated certificate of incorporation provides for indemnification to the fullest extent permitted under Delaware law of any person who is or was a director or officer of divine who is or was involved or threatened to be made so involved in any proceeding, whether civil, criminal, administrative, or investigative, because that person is or was serving as a director or officer of divine, or was serving at the request of divine as a director or officer of any other enterprise. divine also enters into indemnification agreements with its directors and executive officers that provide for the indemnification described above.

        The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware Corporation Law and Article XII of divine's third amended and restated certificate of incorporation.

Item 16.    Exhibits.

Exhibit Number	Description of Exhibit
4.1	Specimen stock certificate representing divine's Class A common stock (incorporated herein by reference to Exhibit 4.1 to divine's Registration Statement on Form S-1, File No. 333-92851 (the "IPO Registration Statement")).
4.2
Rights Agreement, dated as of February 12, 2001, between divine interVentures, inc. and Computershare Investor Services, LLC, as Rights Agent, including the form of Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.001 per share, as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 1 to divine's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on February 13, 2001).
4.3
Amendment No. 1 to Rights Agreement, dated as of July 8, 2001, between divine and Computershare Investor Services, LLC, as Rights Agent (incorporated herein by reference to Exhibit 2 to divine's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on July 23, 2001).
4.4
Amendment No. 2 to Rights Agreement, dated as of August 15, 2001, between divine and Computershare Investor Services, LLC, as Rights Agent (incorporated herein by reference to Exhibit 3 to divine's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on August 20, 2001).
4.5
Amendment No. 3 to Rights Agreement, dated as of May 29, 2002, between divine and Computershare Investor Services, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4 to the Registration Statement on Form 8-A/A of divine filed with the SEC on June 4, 2002).
5.1	Opinion of Bell, Boyd & Lloyd LLC as to the validity of the securities being registered.
23.1	Consent of Bell, Boyd & Lloyd LLC (included in Exhibit 5.1).
23.2	Consent of KPMG LLP, with respect to the financial statements of divine, inc.
23.3	Consent of Luboshitz Kasierer, with respect to the financial statements of Emicom Group, Inc.
23.4	Consent of Ernst & Young LLP, with respect to the financial statements of Data Return Corporation.
23.5	Consent of KPMG LLP, with respect to the financial statements of RoweCom Inc.
24.1	Power of Attorney (included on the signature page of this Registration Statement).
99.1	Registration Rights Agreement, dated as of February 19, 2002, by and among divine, inc. and the Holders (as defined therein) in connection with divine's acquisition of Perceptual Robotics, Inc.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on June 21, 2002.

divine, inc.
By:	/s/ MICHAEL P. CULLINANE Michael P. Cullinane Executive Vice President, Chief Financial Officer, and Treasurer

POWER OF ATTORNEY

        Each person whose signature appears below hereby appoints Andrew J. Filipowski, Michael P. Cullinane, and Jude M. Sullivan and each of them severally, acting alone and without the others, his true and lawful attorney-in-fact with authority to execute in the name of each such person and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including post-effective amendments) to this registration statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate, and any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June 21, 2002.

Signature	Title

/s/ ANDREW J. FILIPOWSKI Andrew J. Filipowski	Chairman of the Board and Chief Executive Officer (principal executive officer)
/s/ MICHAEL P. CULLINANE Michael P. Cullinane	Executive Vice President, Chief Financial Officer, Treasurer (principal financial and accounting officer), and Director
/s/ PAUL L. HUMENANSKY Paul L. Humenansky	President, Chief Operating Officer, and Director
Tommy Bennett	Director

/s/ JAMES E. COWIE James E. Cowie	Director
/s/ JOHN COOPER John Cooper	Director
Michael H. Forster	Director
Arthur W. Hahn	Director
J. Kevin Nater	Director

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY